UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response 2.50
FORM 12b-25	SEC FILE NUMBER 0-12515
NOTIFICATION OF LATE FILING	CUSIP NUMBER 090613100

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	February 28, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BIOMET, INC.
Full Name of Registrant

Not Applicable
Former Name if Applicable

56 East Bell Drive
Address of Principal Executive Office (Street and Number)

Warsaw, Indiana 46582
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced and as described in the Current Report on Form 8-K of Biomet, Inc. (“Biomet” or the “Company”) filed with the Securities and Exchange Commission on March 30, 2007 (the “March 30, 2007 Form 8-K”), a special committee of the board of directors of the Company is in the process of reviewing the Company’s historical stock option granting practices and related accounting for the 11-year period from 1996 to 2006.  Based upon an analysis of an updated preliminary report from the special committee and relevant accounting literature, the Audit Committee of the board of directors determined on March 30, 2007 that the Company should amend its Annual Report on Form 10-K for the fiscal year ended May 31, 2006 and Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2006 to reflect the restatement of the consolidated financial statements reflected therein (fiscal years ended May 31, 2006, 2005 and 2004 and periods ended August 31, 2006 and 2005) and related disclosures reflected therein.  The Company also determined that in light of the special committee’s preliminary report, the Company’s previously issued financial statements and any related reports of its independent registered public accounting firm should not be relied upon.  The special committee’s review is ongoing and there can be no assurance as to the time which will be required by the special committee to complete its review.  Due to the ongoing special committee review and the determination that the Company should restate prior period financial statements, the Company is unable to file its Form 10-Q for the fiscal quarter ended February 28, 2007 on or before the prescribed date of April 9, 2007, or on or before the fifth calendar day following such filing date to qualify under Rule 12b-25(b).

The information set forth in the March 30, 2007 Form 8-K under “Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review — Review of Historical Stock Option Granting Practices” is incorporated herein by reference.

This Form 12b-25 contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended.  Although the Company believes that the assumptions, on which the forward-looking statements contained herein are based, are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or non-occurrence of future events.  There can be no assurance that the forward-looking statements contained in this Form 12b-25 will prove to be accurate.  Some of the factors that could cause actual results and forward-looking statements contained herein to differ include:  the results and related outcomes of the special committee’s review of Biomet’s historical stock option granting practices including: the impact of any tax consequences, including any determination that Biomet’s filed tax returns were not true, correct and complete, the impact of any determination that some of the options may not have been validly issued under the stock option plans, the impact of the restatement of Biomet’s financial statements or other actions that may be taken or required as a result of the special committee’s review, the impact of the determination that certain of Biomet’s financial statements were not prepared in accordance with GAAP and/or the required reporting under the applicable securities rules and regulations, the impact of any determination of the existence of any significant deficiencies and/or material weaknesses in Biomet’s internal controls and/or of the need to reevaluate certain of the findings and conclusions in Management’s Report on Internal Controls, the consequences of any determination that Biomet’s disclosure controls and procedures required by the Securities Exchange Act were not effective, the impact of the inability of Biomet to timely file reports or statements with the Securities and Exchange Commission and distribute such reports or statements to its shareholders, and the impact of any determination that some of Biomet’s insurance policies may not be in full force and effect and/or that Biomet may not be in compliance with the terms and conditions of those policies; litigation and governmental investigations or proceedings which may arise out of Biomet’s stock option granting practices or the restatement of Biomet’s financial statements; the inability to meet NASDAQ requirements for continued listing; any conditions imposed in connection with the merger agreement or otherwise required to consummate the proposed merger between Biomet and the private equity consortium, including the availability of certain financial information; approval of the merger by Biomet’s shareholders; satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement with the private equity consortium; the success of Biomet’s principal product lines and reorganization efforts with respect to its EBI operations; Biomet’s ability to develop and market new products and technologies in a timely manner; and other risk factors as set forth from time to time in Biomet’s filings with the Securities and Exchange Commission.  The inclusion of a forward-looking statement herein should not be regarded as a representation by Biomet that Biomet’s objectives will be achieved.  Biomet undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Bradley J. Tandy	(574)	267-6639
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No
	The Company has not yet filed its Form 10-Q for the fiscal quarter ended November 30, 2006.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of operation of the Company’s business in the ordinary course and the eventual completion of the special committee’s review, the Company anticipates that there will be changes in the results of operations for the fiscal quarter ended February 28, 2007 compared to the fiscal quarter ended February 28, 2006.  Due to the ongoing special committee review, however, the Company is unable to provide a reasonable estimate of the results at this time.  Prior to filing its Form 10-Q for the fiscal quarter ended February 28, 2007, the Company expects to furnish shareholders preliminary unaudited consolidated financial statements, related footnotes and other related preliminary disclosures (such as Management’s Discussion and Analysis) for the fiscal quarter ended February 28, 2007, prior to any adjustments that may be required as a result of the special committee’s ongoing review.

BIOMET, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 9, 2007	By	/s/ Jeffrey R. Binder
President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).